

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Douglas Cole
Chief Executive Officer
AMERICAN BATTERY METALS CORP
930 Tahoe Blvd., Suite 802-16
Incline Village, NV 89451

> **Re: AMERICAN BATTERY METALS CORP**
> **Registration Statement on Form S-3**
> **Filed January 28, 2021**
> **File No. 333-252492**

Dear Mr. Cole:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed January 28, 2021

Cover page

1. Please describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances. Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price volatility in your stock. For example, disclose the price at which your stock was trading before December 16, 2020.

2. Describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

Risk Factors
We expect to experience volatility in the price of our Common Stock, which could negatively affect stockholders' investments. , page 12

3. Revise the risk factor to address the recent extreme volatility in your stock price. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.

We may issue additional shares of Common Stock or preferred stock in the future, which could cause significant dilution to all stockholders., page 14

4. We note the significant number of shares you may be offering relative to the number currently outstanding. Revise this risk factor to also address the impact that this offering could have on your stock price and on investors.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Energy & Transportation

cc: Jeffrey Maller